

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 12, 2009

Thomas P. Kinney
TK Star Design, Inc.
220 Dupont Avenue
Newburgh, NY 12540

> **Re: TK Star Design, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 24, 2008**
> **File No. 333-156457**

Dear Mr. Kinney:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The 746,100 shares being offered by selling stockholders other than Mr. Kinney represent substantially all of your outstanding shares held by non-affiliates. Based on the amount of these shares and the recent date of their issuance among other factors, it appears under all the circumstances that this is an indirect primary offering in which the selling stockholders are acting as a conduit for the company to create a public trading market in the company's securities. Therefore, please fix the offering price for the duration of the offering and identify all selling stockholders as underwriters.

Prospectus Summary, page 4

2.   We note your disclosure of your website, www.tkstar.com. This website appears to describe your former business involving the design, manufacture, and sale of exercise equipment. If this is the case, please remove the website reference.

Summary of Financial Data, page 5

3.   Please mark the data for the nine months ended September 30, 2008 as unaudited.

4.   The results of operations disclose compensation expense as $7,912 for the fiscal year ended December 31, 2007. The amount of compensation expense for the nine months ended September 30, 2007 is disclosed as $21,791. It is unclear to us why you have recorded a significant reduction in the expense from the nine months ended compared to the year end total.

Management's Discussion and Analysis of Financial Condition, page 15

5.   Your financial results for the first nine months of 2007 appear inconsistent with your full year 2007 results. For example, your compensation expense in the first nine months was significantly greater than full year compensation expense. Other operating expenses appear to be disproportionately smaller in the first nine months than for the full year. Please revise or explain these results.

6.   Please explain how you have funded your net losses in 2007 and the first nine months of 2008. Specifically, although we note that you have been cash flow neutral during this time period, discuss how you have been able to defer payment of accrued expenses in amounts necessary to offset your net losses.

7.   We note your statement that you "believe that our operations are generating sufficient cash to continue operations for the next 12 months." Please explain in more detail the basis for this statement. Given that you have not generated any cash flow from operations in recent periods, explain why you believe you will be able to satisfy the estimated $65,000 costs of this registration and $50,000 costs per year as a result of becoming a public company. Also discuss this belief in light of the substantial doubt about your ability to continue as a going concern expressed in your auditor's opinion.

8.   We note that Bally's represented 100% of your revenues in 2007 and 85% of your revenues through September 30, 2008. Indicate how many additional customers you had in 2008 and how many current customers you have. Indicate whether you have ongoing contractual relationships with any of your customers or provide your services on an Ad Hoc basis.

Directors, Executive Officers, Promoters and Control Persons, page 20

9.   Please provide the specific information about business experience for Mr. Kinney and Mr. Kowalski as required by Regulation S-K Item 401(e), including principal occupation and employment for the last five years. Also disclose whether either has held directorships in any other company required to file reports under the Exchange Act.

10.   Please disclose whether Mr. Kowalski is considered independent. Refer to Regulation S-K Item 407(a).

11.   Please update your disclosure to include the compensation information required by Regulation S-K Item 402 for your fiscal year ended December 31, 2008.

Description of Capital Stock, page 23

Authorized by Un-issued Capital Stock, page 24

12.   Please delete disclosure about Nasdaq's rules requiring shareholder approval of certain stock issuances since they will not be applicable to you and there will be no such limitation on your ability to issue authorized by unissued capital stock.

Plan of Distribution, page 25

13.   We note that you will identify any successors to selling stockholders by prospectus supplement. Since the selling stockholders are underwriters, please revise this disclosure to indicate you will file a post-effective amendment in this situation.

Financial Statements

Balance Sheets, page F-3

14.   We note that you do not have a balance recorded on the balance sheet for Shop Equipment for the fiscal years ended December 31, 2007 and December 31, 2006. However, on page F-7 you disclose that depreciation expense was recognized in the amount of $2,100 for each of the years ended December 31, 2007 and December 31, 2006 and that the shop equipment has a useful life of 5 years. Please explain and reconcile these two differences in disclosures.

Note 2 – Summary of Significant Accounting Policies

g. Income Taxes, page F-8

15.   We refer to the second paragraph of this section. It is unclear what you mean by this disclosure considering the fact that you have not provided unaudited pro forma net income on the face of your statements of operations. Further, it does not appear that you have presented pro forma income taxes either. Please advise.

Part II. Information Not Required In Prospectus, page II-1

Item 16. Exhibits, page II-2

16.   Please include as an exhibit the form of your common stock certificate. Refer to Regulation S-K Item 601(b)(4).

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Gary B. Wolff, Esq.
        Gary B. Wolff, P.C.
        Via facsimile: (212) 644-6498